Back **2011-03-24, 18:41:26, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1837283		
Security designation	Common Shares		
Opening balance of securities held	2000		
Date of transaction	2011-03-24		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	2000		
Unit price or exercise price	2.2900	Currency	American Dollar
Closing balance of securities held	4000	Insider's calculated balance	
Filing date/time	2011-03-24 18:40:53		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	1837282
Security designation	Options (Common Shares)
Opening balance of securities or contracts held	145200
Date of transaction	2011-03-24
Nature of transaction	51 - Exercise of options
Number or value of securities or contracts acquired	
Equivalent number or value of underlying securities acquired	

Number or value of securities or contracts disposed of	2000		
Equivalent number or value of underlying securities disposed of	2000		
Unit price or exercise price	2.2900	Currency	American Dollar
Conversion or Exercise price	2.2900	Currency	American Dollar
Date of expiry or maturity	2013-11-13		
Closing balance of securities or contracts held	143200	Insider's calculated balance	
Filing date/time	2011-03-24 18:38:24		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			